                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the

                  Securities Exchange Act of 1934 [Fee Waived]

For the Fiscal Year Ended December 31, 2001        Commission File Number 0-1928

                             Full Title of the Plan:

                     THE AES CORPORATION PROFIT SHARING AND
                              STOCK OWNERSHIP PLAN



              Name of Issuer of the Securities Held Pursuant to the
                 Plan and the Address of its Principal Executive
                                     Office:

                               THE AES CORPORATION

                             1001 North 19th Street
                               Arlington, VA 22209



Page 1 of [13] sequentially numbered pages.
The Exhibit Index is on Page [12].

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,
2001 AND 2000, SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2001, AND
INDEPENDENT AUDITORS' REPORT

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                               PAGE
INDEPENDENT AUDITORS' REPORT                                                                     1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2001 AND 2000:

   Statements of Net Assets Available for Participants' Benefits                                 2

   Statements of Changes in Net Assets Available for Participants' Benefits                      3

   Notes to Financial Statements                                                                4-9

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED
   DECEMBER 31, 2001:

   Schedule of Assets Held for Investment Purposes                                               10


INDEPENDENT AUDITORS' REPORT

The AES Corporation Profit Sharing and
   Stock Ownership Plan:

We have audited the accompanying statements of net assets available for participants' benefits of The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for participants' benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for participants' benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for participants' benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10, on June 7, 2002, the net assets available for participants' benefits had decreased by approximately $100 million, compared to December 31, 2001, primarily as a result of a decline in the share price of The AES Corporation common stock.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2001 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
McLean, Virginia

June 7, 2002

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

ASSETS                                                                                  2001                2000

Cash                                                                                    $    609,213        $  5,530,158
                                                                                       -------------        ------------
Investments, at fair value (Notes 2 and 3):
    Common stock - The AES Corporation                                                   132,378,872         416,334,066
    Self-direct option - common stock                                                      5,139,215           4,480,245
    Money market funds                                                                    20,613,325          30,000,191
    Mutual funds                                                                          24,233,513          27,376,843
                                                                                       -------------        ------------

               Total investments, at fair value                                          182,364,925         478,191,345
                                                                                       -------------        ------------

Participant loans (Note 6)                                                                 4,254,658           4,225,453
                                                                                       -------------        ------------

               Total cash and investments                                                187,228,796         487,946,956
                                                                                       -------------        ------------
RECEIVABLES:
    Employer contributions                                                                 2,188,832           4,307,782
    Participant contributions                                                                751,232             651,491
                                                                                       -------------        ------------

               Total receivables                                                           2,940,064           4,959,273
                                                                                       -------------        ------------
NET ASSETS AVAILABLE FOR PARTICIPANTS'
    BENEFITS                                                                            $190,168,860        $492,906,229
                                                                                       =============        ============



See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                                      2001                 2000

ADDITIONS TO NET ASSETS:
    Investment income:
       Net (depreciation) appreciation in fair value of
            investments (Note 5)                                                     $ (306,210,493)       $128,851,046
       Interest and dividends
                                                                                            705,830           5,100,465
    Contributions:
       Employer                                                                           7,824,549           8,080,784
       Participant                                                                       11,839,634          10,312,435
                                                                                      -------------        ------------

                      Total additions                                                  (285,840,480)        152,344,730

DEDUCTIONS FROM NET ASSETS:
    Withdrawals and distributions                                                       (16,896,889)        (27,247,165)
                                                                                      -------------        ------------

NET (DECREASE) INCREASE                                                                (302,737,369)        125,097,565

NET ASSETS AVAILABLE FOR PARTICIPANTS'
    BENEFITS:
    Beginning of year                                                                   492,906,229         367,808,664
                                                                                      -------------        ------------

    End of year                                                                       $ 190,168,860        $492,906,229
                                                                                      =============        ============


See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1. PLAN DESCRIPTION

The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) was established on April 1, 1989, as the successor plan to the Applied Energy Services, Inc. Employee Profit Sharing Plan, the Applied Energy Services, Inc. Employee Stock Ownership Plan, the AES Deepwater Division Employee Profit Sharing Plan, the AES Beaver Valley Division Employee Profit Sharing Plan, and the BV Partners Employee Profit Sharing Plan.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan that covers eligible regularly scheduled full-time and part-time employees of The AES Corporation (the Company) and its participating subsidiaries. Eligible employees may enroll in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). As of December 31, 2001, the majority of the Plan's assets, approximately 70%, was common stock of The AES Corporation.

CONTRIBUTIONS - Participants may make pre-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service. Participants may also make after-tax contributions to the Plan. During 2001 and 2000, the Company matched participant pre-tax and after-tax contributions up to 5.0% of compensation, as defined by the Plan, on a dollar for dollar basis. Matching contributions made by the Company are paid in common stock of The AES Corporation.

In addition, unless otherwise provided under the Plan, the Company may make profit sharing contributions to the Plan that are allocated to a participant's account on the basis of the participant's compensation, as defined by the Plan. Profit-sharing contributions are made in the Company's common stock. During 2001 and 2000, the Company contributed 1.5% and 5.5%, respectively, of compensation as profit sharing allocations.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's and the employer's contributions and an allocation of the Plan's earnings or losses. Allocations are based on the balance of each investment type in the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants can choose to invest their contributions in common stock of The AES Corporation and various money market and mutual funds including Franklin Small-Mid Cap Growth Fund, Van Kampen Growth & Income Fund, Massachusetts Investment Growth Stock Fund, ING Pilgrim International Value, AIM Global Financial Services, PIMCO Innovation Fund, ING Pilgrim Small Cap Opportunities, Eaton Vance Worldwide Health Sciences, Mercury International Value Fund, PIMCO Total Return Fund, State Street Aurora Fund, Van Kampen Emerging Growth Fund, Alliance Quasar Fund, Calvert Income Fund, Eaton Vance Income Fund of Boston, Calvert Social Investment Fund Equity, PIMCO Renaissance Fund, MFS Utilities Fund and in the following Merrill Lynch funds: Equity Index Trust I, Retirement Preservation Trust, Balanced Capital Fund, Basic Value Fund, US

Government Mortgage Fund, Fundamental Growth Fund, Global Smallcap Fund, Global Allocation Fund, or in any combination thereof in increments of 10% at their discretion. Participants can allocate their investment among the common stock of The AES Corporation or any of the funds at their discretion. Such investment options are selected by the administrative committee of the Plan.

Effective June 1, 2000, the Plan was amended to allow participants the opportunity to direct all or a portion of their account balance through a self-directed brokerage account which allows participants the option to purchase certain investments outside those selected by the administrative committee of the Plan.

VESTING - Participants are immediately vested in their pre-tax, after-tax and matching contributions, including earnings thereon. Vesting in employer profit sharing contributions is based on years of continuous service. A participant vests 20% per year and is fully vested after five years of credited service.

WITHDRAWALS AND DISTRIBUTIONS - The value of participants' contributions plus the value of all vested Company contributions are payable to participants upon retirement, death, or upon termination of employment with the Company. At each participant's election, the entire distribution may be made as a single lump sum payable in common stock of The AES Corporation, cash, or a combination of both. The participants also have the option of receiving the value of their Plan account in substantially equal cash installments over a twenty-year period.

FORFEITURES - Participants who leave the Company who have not completed five years of credited service forfeit the value of the Company's profit sharing contributions in which they are not then vested. Forfeitures are applied to reduce the Company's contributions in subsequent years.

ADMINISTRATION - The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company is the Plan Trustee. Administrative, legal, and all other expenses of the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL - The Plan's financial statements are prepared on the accrual basis of accounting. Participant benefits are recorded when paid.

VALUATION OF INVESTMENTS - All money market and other mutual funds are stated at their quoted market prices at December 31, 2001 and 2000. All participant loans are valued at cost, which approximates fair value.

The Company's stock is traded on the New York Stock Exchange (NYSE). The Plan's investment in the Company's stock is stated at quoted market value. On April 17, 2000, the Board of Directors authorized a two-for-one stock split, effected in the form of a stock dividend, payable to stockholders of record on May 1, 2000. At December 31, 2001 and 2000, the quoted market value of the Company's common stock was $16.35 and $55.38 per share, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

The participants' and the Company's contributions to the Plan and Plan earnings are invested in various money market, mutual funds or Company stock at the direction of the participants. The following tables present the fair values of investments as of December 31, 2001 and 2000.

                                                                        DECEMBER 31,           DECEMBER 31,
                                                                            2001                   2000
                                                                     --------------------   --------------------

Cash                                                                        $    609,213           $  5,530,158
Investments at quoted market value:
    The AES Corporation common stock                                         132,378,872*           416,334,066*
    Self Direct Option common stock                                            5,139,215              4,480,245
    Money market funds:
        Merrill Lynch Retirement Preservation Fund                            15,631,216*            24,367,278
        Merrill Lynch Equity Index Trust I Fund                                4,982,109              5,632,913
    Mutual funds:
        Merrill Lynch Fundamental Growth Fund                                  5,587,641              8,319,863
        Merrill Lynch Basic Value Fund                                         5,620,431              6,719,297
        Merrill Lynch Global Allocation Fund                                   3,079,444              3,299,953
        Merrill Lynch US Government Mortgage Fund                              2,296,785              2,480,554
        Other                                                                  7,649,212              6,557,176
Participant loans                                                              4,254,658              4,225,453
                                                                          --------------           ------------
Total cash and investments                                                  $187,228,796           $487,946,956
                                                                          ==============           ============


The above investments indicated with an "*" represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000, respectively.

4. THE AES CORPORATION COMMON STOCK

Contributions made by the Company are paid in common stock of The AES Corporation and are therefore considered nonparticipant-directed investments in accordance with Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." After a participant's account is credited with the Company's contribution, each participant can choose to direct his or her allocation in any investment option offered under the Plan. Information about the net assets and the significant components of the changes in net assets relating to The AES

Corporation common stock is as follows as of December 31, 2001 and 2000, and for the years then ended:

                                                                              2001                  2000
Net assets:
    Common Stock - The AES Corporation,
    8,096,569 and 7,518,448 shares in 2001
    and 2000, respectively                                                    $ 132,378,872        $ 416,334,066

    Employer Contribution Receivable                                              2,188,832            4,307,782
                                                                            ---------------      ---------------

Net assets available for participants' benefits                               $ 134,567,704        $ 420,641,848
                                                                            ===============      ===============

Changes in net assets:
    Net (depreciation) appreciation                                         $ (301,662,422)        $ 133,756,927
    Interest                                                                       147,245               107,556
    Employer contributions                                                       7,824,549             8,080,423
    Participant contributions                                                    5,051,518             4,922,966
    Benefits paid to participants                                               (4,557,382)           (4,645,026)
    Transfers from (to) participant-directed investments                         7,122,348           (20,441,301)
                                                                           ---------------       ---------------

      Net change                                                              (286,074,144)          121,781,545

Common Stock - The AES Corporation, beginning of year(1)                       420,641,848           298,860,303
                                                                           ---------------       ---------------

Common Stock - The AES Corporation, end of year(1)                           $ 134,567,704         $ 420,641,848
                                                                           ===============       ===============

(1) Includes the value of the AES Common Stock distributed to the Plan subsequent to year- end to satisfy the employer contribution.


5. NET (DEPRECIATION) APPRECIATION IN FAIR VALUE OF INVESTMENTS

During the years ended December 31, 2001 and 2000, the Plan's investments (including investments bought, sold, as well as held during the period) (depreciated) appreciated in value by $(306,210,493) and $128,851,046, respectively, as follows:

                                                            YEAR ENDED             YEAR ENDED
                                                         DECEMBER 31, 2001      DECEMBER 31, 2000
                                                         -----------------      -----------------

The AES Corporation common stock                          $(301,662,422)          $133,756,927
Self Direct Option common stock                                  (9,306)              (293,764)
Money market funds                                             (707,038)              (564,385)
Mutual funds                                                 (3,831,727)            (4,047,732)
                                                        ---------------           ------------
    Net (depreciation) appreciation in fair value         $(306,210,493)          $128,851,046
                                                        ===============           ============

6. PARTICIPANT LOANS

Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance. Loans are repayable over periods up to five years (ten years for loans to purchase a principal residence). The loans are collateralized by the balance in the participant's account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant's account from which the loan was funded. Principal and interest are paid ratably through monthly payroll deductions. Interest rates on outstanding loans as of December 31, 2001 ranged from 6.5% to 12% with maturities from 2002 to 2012.

Former employees are prohibited from obtaining loans except to the extent required by law.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of a termination, the assets of the Plan will first be used to pay the liabilities (if any) of the Plan. The remaining assets will then be distributed to the participants in proportion to their respective interest in the Funds.

8. INCOME TAXES

The Plan obtained its most recent determination letter on January 31, 1996, pursuant to which the Internal Revenue Service (the IRS) determined that the terms of the Plan, as submitted, were in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has subsequently been amended since receiving this determination letter. In connection with these amendments, the Plan filed a request for determination letter from the IRS on February 27, 2002, to ensure that the Plan, as amended, continues to comply with all the applicable requirements of the Code. The Company also believes that the Plan is being operated in compliance with all applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. PLAN AMENDMENTS

In accordance with the terms of the Plan, the Company is authorized to amend the Plan. Since the adoption of the Plan, the Company has periodically amended the Plan to comply with the requirements of the Internal Revenue Code of 1986, as amended, as well as to implement design changes. No significant amendments were made during the year ended December 31, 2000.

In the current year AES, in order to more efficiently provide retirement benefits to AES employees, elected to merge The AES Corporation Employee Stock Ownership Plan (ESOP) into the Plan. The ESOP had originally been implemented to overcome tax deduction limitations that threatened to reduce the level of retirement benefits. The Economic Growth and Tax Relief Reconciliation Act of 2001 significantly expanded the amount of tax-deductible contributions that the Corporation can contribute to its retirement plans, thereby eliminating the primary reason for maintaining the ESOP. As a result, the assets of the ESOP (approximately $10,347,169) as of December 31, 2001, are expected to be transferred into the Plan during the year ending December 31, 2002. In December 2001, a freeze was placed on the ESOP to facilitate the merger of the plans.

10. SUBSEQUENT EVENTS

On June 7, 2002, the net assets available for participants' benefits had decreased by approximately $100 million compared to December 31, 2001, primarily as a result of a decline in the price of The AES Corporation common stock from $16.35 per share as of December 31, 2001 to $3.90 per share as of June 7, 2002.

                                   * * * * * *

THE AES CORPORATION PROFIT SHARING AND STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
--------------------------------------------------------------------------------

(a)          (b)                                 (c)                                           (d)             (e)
                                          DESCRIPTION OF INVESTMENT
      IDENTITY OF ISSUER,               INCLUDING MATURITY DATE, RATE
     BORROWER, LESSOR, OR                OF INTEREST, COLLATERAL, PAR,                                       CURRENT
       SIMILAR PARTY                          OR MATURITY VALUE                                COST           VALUE

    Cash                                                                                    $   609,213    $    609,213

*   THE AES CORPORATION          Common stock per share, 8,096,567 shares                    84,093,851     132,378,872

*   MERRILL LYNCH                Retirement Preservation Trust Fund, 15,631,216 shares       15,131,245      15,631,216

*   MERRILL LYNCH                Fundamental Growth Fund per share, 308,539 shares            8,089,896       5,587,641

*   MERRILL LYNCH                Global Allocation Fund per share, 239,645 shares             3,295,218       3,079,444

*   MERRILL LYNCH                US Govt Mortgage Fund per share, 231,530 shares              2,241,556       2,296,785

*   MERRILL LYNCH                Balanced Capital Fund per share, 80,443 shares               2,544,117       2,150,248

*   MERRILL LYNCH                Basic Value Fund per share, 191,955 shares                   6,376,980       5,620,431

*   MERRILL LYNCH                Equity Index Trust Fund per share, 61,813 shares             5,499,903       4,982,109

*   MERRILL LYNCH                Global Small Cap Fund Class A, per share, 2,772 shares          45,371          47,299

    Franklin                     Small Mid Cap Growth Fund, 2,083 shares                         60,738          64,935

    Van Kampen                   Growth and Income Fund, 13,072 shares                          220,783         222,349

    Massachusetts                Investment Growth stock Fund, 5,180 shares                      67,472          66,764

    ING                          Pilgrim International Value Fund, 2,898 shares                  40,091          37,268

    AIM                          Global Financial Services Fund, 3,282 shares                    74,121          74,737

    Pimco                        Innovation Fund, 5,211 shares                                  126,905         117,830

    ING                          Pilgrim Small Cap Opportunity Fund, 132 shares                   4,053           4,017

    Evergreen                    Worldwide Health Sciences, 28,575 shares                       285,214         295,179

    Mercury HW                   International Value Fund, 31,337 shares                        755,492         610,128

    Pimco                        Total Return Fund, 148,729 shares                            1,534,960       1,555,705

    State Street                 Aurora Fund, 16,305 shares                                     490,740         527,479

    Van Kampen                   Emerging Growth Fund, 3,397 shares                             154,123         143,758

    Alliance                     Quasar Fund, 45,639 shares                                   1,185,886         947,700

    Calvert                      Income Fund, 17,957                                            311,782         299,701

    Eaton Vance                  Income of Boston Fund, 3,611 shares                             21,976          21,957

    Calvert                      Social Investment Equity Fund, 624 shares                       19,240          19,367

    Pimco                        Renaissance, 19,090 shares                                     371,699         392,866

    MFS                          Utilities Fund, 5,725 shares                                    54,768          49,925

    Self Direct Options                                                                                       5,139,215

    *   Participant loans
        (Interest 6.5 % - 12%, maturing from 2002 to 2012)                                    4,254,658       4,254,658
                                                                                           ------------   -------------
       TOTAL                                                                               $137,962,051   $ 187,228,796
                                                                                           ============   =============


       (*) Transactions in these investments are considered to be party-in-interest transactions under Department of Labor regulations.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                           THE AES CORPORATION

                                           BY:  /s/
                                               --------------------
                                                Barry J. Sharp
                                                Executive Vice President,
                                                Chief Operating Officer, and
                                                Chief Financial Officer



Date:  June 28, 2002

                                  EXHIBIT INDEX



EXHIBIT 23.1                                                            PAGE
Independent Auditors' Consent                                            13

